UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 27 January 2014

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

RESIGNATION OF EXECUTIVE VICE-PRESIDENT AND GENERAL COUNSEL

Gold Fields Limited (the "Company") announces that Michael Fleischer, Executive Vice-President and General Counsel, has tendered his resignation to the Board of Directors of the Company (the "Board"). Michael intends to resign from all roles and responsibilities within the Company and its affiliates with effect from January 31, 2014. The Board has accepted Michael's resignation and would like to express appreciation to him for his years of dedicated service and to wish him well in his future endeavors.

The Board will commence a process to identify a successor to Michael and is committed to hiring a person that can help to implement the changes noted in the Board's announcement related to the South Deep Black Economic Empowerment transaction made on August 22, 2013 and to deliver upon the Company's objectives for the benefit of all stakeholders.

Johannesburg
20 January 2014

Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 27 January 2014

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer